SECURITIES AND EXCHANGE COMMISSION

11018871

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
FEB 28 2011
Washington, D.C.
211

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SEC FILE NUMBER
8-25338

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
American Municipal Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

720 Second Avenue, South
(No. and Street)

St. Petersburg (City) Florida (State) 33701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John C. Petagna, Jr. (727) 825-0522
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson & Smith PA
(Name – of individual, state, last, first, middle name)

500 North Westshore Boulevard, Suite 1000, Tampa, Florida 33609
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Securities and Exchange Commission
Washington, D.C. 20549:

I, the undersigned officer of American Municipal Securities, Inc., affirm that, to the best of my knowledge and belief the accompanying financial statements and accompanying schedules pertaining to the firm of American Municipal Securities, Inc., as of December 31, 2010, are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

American Municipal Securities, Inc.

Jeanne W. Steuart, Vice President
Financial and Operations Principal

Sworn to and subscribed before me this
25th day of February, 2011.

(Signature of Notary Public)

CHRISTINE L. BEAUREGARD
Commission # DD 946454
Expires January 13, 2014
Bonded Thru Troy Fain Insurance 800-385-7019

Personally known: X

This report ** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income.
- x (d) Statement of Cash Flows.
- x (e) Statement of Changes in Stockholders' Equity.
- x (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- ___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ___ (i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
- ___ (j) A Reconciliation, including appropriate explanation, of Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) And Oath or Affirmation.
- x (m) A copy of SIPC Supplemental Report.
- x (n) A report describing any material inadequacies found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portion of this filing. see section 240.17a-5(e)(3).*

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Fort Myers
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report

American Municipal Securities, Inc.
St. Petersburg, Florida:

We have audited the accompanying statement of financial condition of American Municipal Securities, Inc. (the "Company") at December 31, 2010, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Hacker, Johnson + Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 23, 2011

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

AMERICAN MUNICIPAL SECURITIES, INC.

Statement of Financial Condition

December 31, 2010

Assets	
Cash, including interest-bearing deposits of $40,726	$ 54,355
Receivable from clearing organization	27,062
Securities owned, at market value	8,117,023
Secured demand note receivable	150,000
Accrued interest receivable	125,927
Premises and equipment, net	12,166
Other assets and prepaid expenses	87,619
Total	$ 8,574,152
Liabilities and Stockholders' Equity	
Liabilities:	
Accounts payable	20,792
Securities sold, not yet purchased, at market value	27,166
Payable to clearing broker	5,154,443
Accrued expenses and other liabilities	617,224
Total liabilities	5,819,625
Subordinated borrowing	150,000
Commitments and contingencies (Notes 3, 9 and 10)	
Stockholders' equity:	
Preferred stock, $10 cumulative, par value $.10 (authorized 45,000 shares; none issued)	
Common stock, $.10 par value (authorized 30,000 shares; 6,600 issued and outstanding)	660
Additional paid-in capital	306,640
Retained income	2,297,227
Total stockholders' equity	2,604,527
Total	$ 8,574,152

See accompanying Notes to Financial Statements.

AMERICAN MUNICIPAL SECURITIES, INC.

Statement of Income

Year Ended December 31, 2010

Revenues:	
Principal transactions	$ 5,006,365
Commissions	1,070,440
Investment banking	71,239
Interest	407,807
Other	40
Total revenues	6,555,891
Expenses:	
Commissions	3,484,186
Compensation and employee benefits	1,433,061
Communications	63,159
Clearing fees	208,088
Interest	68,303
Rent	163,147
Depreciation and amortization	14,800
Trading fees	157,163
Promotional costs	45,279
Other	588,741
Total expenses	6,225,927
Net income	$ 329,964

See accompanying Notes to Financial Statements.

AMERICAN MUNICIPAL SECURITIES, INC.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2010

	Common Stock	Additional Paid-In Capital	Retained Income	Total Stockholders' Equity
Balance at December 31, 2009	$ 660	306,640	2,022,263	2,329,563
Net income	-	-	329,964	329,964
Dividends paid	-	-	(55,000)	(55,000)
Balance at December 31, 2010	$ 660	306,640	2,297,227	2,604,527

See accompanying Notes to Financial Statements.

AMERICAN MUNICIPAL SECURITIES, INC.

**Statement of Changes in Liabilities
Subordinated to Claims of Creditors**

Year Ended December 31, 2010

Balance at December 31, 2009	$ 150,000
Changes during 2010	-
Balance at December 31, 2010	$ 150,000

See accompanying Notes to Financial Statements.

AMERICAN MUNICIPAL SECURITIES, INC.

Statement of Cash Flows

Year Ended December 31, 2010

Cash flows from operating activities:	
Net income	$ 329,964
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	14,800
Increase in accrued interest receivable, other assets and prepaid expenses	(34,007)
Decrease in receivable from clearing organization	21,076
Increase in securities owned	(821,504)
Increase in payable to clearing broker	588,170
Decrease in accounts payable	(4,327)
Decrease in accrued expenses and other liabilities	(86,397)
Increase in securities sold not yet purchased	1,666
Net cash provided by operating activities	9,441
Cash flows used in investing activity-	
Net purchases of premises and equipment	(6,514)
Cash flows used in financing activity-	
Dividend on common stock	(55,000)
Net decrease in cash	(52,073)
Cash at beginning of year	106,428
Cash at end of year	$ 54,355
Supplemental disclosure of cash flow information-	
Cash paid during the year for interest	$ 68,303

See accompanying Notes to Financial Statements.

(1) Summary of Significant Accounting Policies

American Municipal Securities, Inc. (the "Company") is a securities broker/dealer headquartered in St. Petersburg, Florida with branch offices in Little Rock, Arkansas, Winter Garden, Florida, Pittsburgh, Pennsylvania and Wilmington, North Carolina. The Company is a retail securities dealer, underwriter and market maker operating primarily in the United States of America. The following items comprise the significant accounting policies which the Company follows in preparing and presenting its financial statements:

Management has evaluated all significant events occurring subsequent to the balance sheet date through February 23, 2011, which is the date the financial statements were available to be issued, determining no events require additional disclosure in the financial statements.

Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities and Security Transactions. The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. Income and expenses related to security transactions are recorded on a trade date basis. Securities owned are carried at market value. Unrealized gains and losses on securities owned are reflected currently in securities trading income. Investment banking revenue is recorded as follows: management fees upon receipt, sales concessions and underwriting fees on trade date.

Depreciation and Amortization. Depreciation is provided using accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease

Income Taxes. The stockholders of the Company have elected to be taxed as an S-Corporation. For federal and state income tax purposes, all items of income and expense flow through to its stockholders, therefore no provision for income taxes is reflected in these financial statements.

(continued)

(1) Summary of Significant Accounting Policies, Continued

Income Taxes, Continued. GAAP sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. The Company's status as an S Corporation is defined as a tax position under this accounting guidance. As of December 31, 2010, management is not aware of any uncertain tax positions that would have a material effect on the Company's financial statements.

The Company recognizes interest and penalties on income taxes as a component of income tax expense, should such an expense be realized.

The Company files a U.S. Income Tax Return for an S Corporation. With few exceptions, the Company is no longer subject to U.S. federal income tax examination by the Internal Revenue Service for years before 2007.

Fair Value Measurements. Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy describes three levels of inputs that may be used to measure fair value:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and model-driven valuations whose inputs are observable or whose significant value drivers are observable. Valuations may be obtained from, or corroborated by, third-party pricing services.

Level 3: Unobservable inputs to measure fair value of assets and liabilities for which there is little, if any market activity at the measurement date, using reasonable inputs and assumptions based upon the best information at the time, to the extent that inputs are available without undue cost and effort.

(continued)

(1) Summary of Significant Accounting Policies, Continued

Fair Value Measurements, Continued. The following describes valuation methodologies used for assets and liabilities measured at fair value-

Securities Owned and Securities Sold, Not Yet Purchased. Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include highly liquid government bonds, certain mortgage products and exchange-traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Examples of such instruments, which would generally be classified within Level 2 of the valuation hierarchy, include certain collateralized mortgage and debt obligations and certain high-yield debt securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. Securities classified within Level 3 include certain residual interests in securitizations and other less liquid securities.

(2) Receivable from Clearing Organization

The receivable from Clearing Organization consists of cash on deposit with the Company's clearing broker.

(3) Premises and Equipment

A summary of premises and equipment at December 31, 2010 is as follows:

Furniture and equipment	$ 524,739
Leasehold improvements	6,577
Total, at cost	531,316
Less accumulated depreciation and amortization	519,150
Premises and equipment, net	$ 12,166

At December 31, 2010, leasehold improvements include $6,577 for interior renovation and exterior improvements to the Company's St. Petersburg, Florida office. At December 31, 2010, $30,048 was still committed to complete the renovations. This amount includes $3,000 for the contractor's retainer fee.

(continued)

(3) Premises and Equipment, Continued

The Company leases its office facilities and certain equipment under various operating leases. The leases contain escalation clauses based upon increases in operating expenses, real estate taxes, utility costs and renewal options. The Company's St. Petersburg, Florida office is leased from a related party. Rent expense was $163,147 during the year ended December 31, 2010 and included $102,000 paid to related parties. Minimum future lease payments at December 31, 2010 were approximately as follows:

Year Ending December 31,	Amount
2011	$ 102,000
2012	102,000
2013	102,000
2014	51,000
	$ 357,000

(4) Securities Owned and Sold, Not Yet Purchased

Marketable securities owned consist of trading and investment securities at quoted market values as follows:

	Owned	Sold, Not Yet Purchased
State and municipal obligations	$ 8,109,871	27,166
Equity securities	7,152	-
	$ 8,117,023	27,166

(continued)

(4) Securities Owned and Sold, Not Yet Purchased, Continued

Securities owned and securities sold, not yet purchased, measured at fair value on a recurring basis are summarized below:

		Fair Value Measurements Using		
	Fair Value As of December 31, 2010	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities owned:				
State and municipal obligations	$ 8,109,871	-	8,109,871	-
Equity securities	7,152	7,152	-	-
	$ 8,117,023	7,152	8,109,871	-
Securities sold, not yet purchased-				
State and municipal obligations	$ 27,166	-	27,166	-

During the year ended December 31, 2010, no securities were transferred in or out of Level 1, Level 2 or Level 3.

(5) Payable to Clearing Broker

The Company has a margin account with a clearing broker. The clearing broker funds a portion of securities purchased by the Company. The percentage of the purchases funded depends on the underlying security. Interest is at a floating rate (1.15% at December 31, 2010) that generally corresponds to the federal funds rate plus 0.9%. At December 31, 2010, $5,154,443 had been advanced to purchase securities. This account is collateralized by securities owned with a carrying value of $8,117,023 at December 31, 2010.

(6) Secured Demand Note Receivable and Liability Subordinated to Claims of General Creditors

The Company has one secured demand note receivable. The note is in the amount of $150,000 and is due in full on April 1, 2011. Interest is charged at 7% and is due at maturity. The note receivable is collateralized by marketable securities with a carrying value of $387,936 at December 31, 2010. This note was issued in conjunction with the subordinated loan agreement. It is the Company's intention to renew the secured demand note collateralizing agreements.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(7) Employee Benefit Plan

The Company offers a 401(k) Profit Sharing Plan, which is available to employees who have completed one year of service and have attained age twenty-one. The Company did not contribute to the plan for the year ended December 31, 2010.

(continued)

(8) Net Capital Requirements

Pursuant to the rules of the Securities Exchange Act of 1934, the Company is required to maintain net capital. Aggregate indebtedness must not exceed net capital as those terms are defined by a ratio of more than 15 to 1. At December 31, 2010 the Company's minimum net capital requirement was $100,000. The Company's net capital computed in accordance with the Rule of the Commission amounted to $2,011,698 and the ratio of aggregate indebtedness to net capital was .32 to 1.

(9) Commitments and Contingencies

In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying financial statements.

(10) Financial Instruments with Off-Balance-Sheet Risk

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2010, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2010.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

AMERICAN MUNICIPAL SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2010

NET CAPITAL

Total stockholder's equity		$ 2,604,527
Liabilities subordinated to claims of general creditor allowable in computation of net capital		150,000
Total capital and allowable subordinated liabilities		2,754,527
Deductions and/or changes:		
Furniture, equipment, and leasehold improvements	$ 12,166	
Other assets	87,619	99,785
Net capital before haircuts on securities positions		2,654,742
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1):		
Subordinated securities borrowings	93,298	
Undue concentration	18,551	
Trading and investment securities:		
Exempted securities	530,122	
Debt securities	-	
Other securities	1,073	643,044
Net capital		$ 2,011,698

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (based on aggregate indebtedness)	$ 42,537
Minimum net capital required of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above)	$ 100,000
Excess net capital	$ 1,911,698

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Other accounts payable and accrued expenses	$ 638,016
Total A.I. Liabilities from Statement of Financial Condition	
Less adjustment based on Deposits in Special Reserve Bank Accounts	-
Total aggregate indebtedness	$ 638,016
Ratio aggregate indebtedness to net capital	.32 to 1

RECONCILIATION OF SUPPORTING SCHEDULES WITH MOST RECENT PART II FILING

There are no material differences between the computation of net capital pursuant to Rule 15c3-1. Included in Form X-17A-5 Part II as previously filed with the commission and the schedules contained herein.

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Fort Myers
Orlando
Tampa

Certified Public Accountants

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

February 23, 2011

American Municipal Securities, Inc.
St. Petersburg, Florida

In planning and performing our audit of the financial statements and supplemental schedule of American Municipal Securities, Inc. (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Fort Myers
Orlando
Tampa

Certified Public Accountants

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

American Municipal Securities, Inc.
720 Second Avenue, South
St. Petersburg, Florida 33701

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by American Municipal Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating American Municipal Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). American Municipal Securities, Inc.'s management is responsible for American Municipal Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries by agreeing amounts to image of canceled checks noting no difference;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers by agreeing amounts to the income statement for the year ended December 31, 2010 and the respective quarterly FOCUS reports noting no differences;

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by reviewing the Form SIPC-7 worksheet supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 23, 2011